THIS OPTION AGREEMENT dated as of the 31 day of May, 2007.

AMONG:

ALMADEN MINERALS LTD.
a corporation incorporated pursuant to the laws of the Province of British Columbia

("Almaden")

OF THE FIRST PART

\- and -

MINERA GAVILAN S.A. DE C.V.
a corporation incorporated pursuant to the laws of Mexico

("Minera Gavilan")

OF THE SECOND PART

\- and -

CANADIAN GOLD HUNTER CORP.
a corporation incorporated pursuant to the laws of Canada

("CGH")

OF THE THIRD PART

\- and -

MINERA CARDEL S.A. DE C.V
a corporation incorporated pursuant to the laws of Mexico

("Minera Cardel")

OF THE FOURTH PART

WHEREAS Minera Gavilan is the owner of a 100% interest in certain mining concessions known as the Caballo Blanco Project located in the Municipalities of

Actopan and Alto Lucero, State of Veracruz, Mexico, as more particularly described in Schedule "A" attached hereto and forming a part hereof (the "**Property**");

AND WHEREAS as set forth in a letter agreement dated as of April 16, 2007 between CGH and Almaden (the "**Letter Agreement**") Minera Gavilan seeks to grant Minera Cardel the sole, immediate, exclusive and irrevocable option (the "**Option**") to acquire a 70% undivided interest in the Property and Minera Cardel is interested in acquiring such Option, all on and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, conditions and premises herein contained, the sum of $2 now paid by each of the Parties (as hereinafter defined) to the other and for other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged) the Parties do hereby covenant and agree as follows:

1. DEFINITIONS

1.1 **Definitions.** In this Agreement:

"**this Agreement**", "**herein**", "**hereby**", "**hereof**", "**hereunder**" and similar expressions shall mean or refer to this Agreement and any and all agreements or instruments supplemental or ancillary hereto and the expression "**section**" followed by a number means and refers to the specified section of this Agreement.

"**Affiliate**" shall mean any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly Controls, is controlled by or is under common Control with a Party.

"**Agents**" shall mean servants, employees, agents, workmen and contractors.

"**Almaden**" shall mean Almaden Minerals Ltd.

"**Bankable Feasibility Study**" shall mean a study prepared at the direction of Minera Cardel by a recognized firm of mining engineering consultants which contains a detailed examination of the feasibility of bringing a deposit of minerals on the Property into commercial production by the establishment of a mine, which reviews all outstanding issues, which contains the statement of the ore reserves, which reviews the nature and scale of any proposed operation, which contains an estimate of the construction costs and production costs and is in the form of a bankable document (meaning a document appropriate for presentation to a bank or other financial institutions from which a party might wish to secure financing).

"**CGH**" shall mean Canadian Gold Hunter Corp.

"Control" shall mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

"Effective Date" shall mean the date of the execution and delivery of this Agreement.

"Encumbrances" shall mean any and all mortgages, pledges, security interests, liens, charges, encumbrances, contractual obligations and claims of others, recorded and unrecorded, registered and unregistered as against the Property.

"**Environmental Laws**" shall mean all applicable national, local and regional laws, statutes or rules, regulations, bylaws or orders (having the force of law) or environmental permits relating to the environment, including without limitation, those pertaining to reporting, licensing, permitting, investigation, remediation and clean up in connection with any presence, release, discharge, escape or disposal of contaminants (being any substance or material that is prohibited, controlled or regulated pursuant to any applicable Environmental Law) or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of contaminants.

"Excess Expenditures" shall have the meaning set forth in section 5.1.

"Existing Encumbrances" shall mean the encumbrances set forth on Schedule "B" attached hereto and forming a part hereof.

"Expenditures" shall mean all expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly by Minera Cardel as Operator or its Affiliates with respect to the Property, including without limitation, moneys expended in maintaining the Property in good standing, including without limitation, legal fees, acquisition payments other than those payable to Almaden and/or Minera Gavilan, license fees and taxes, expenses paid for or incurred in connection with any program of surface (or underground) prospecting, exploring, geological, geophysical and geochemical surveying, drilling and drifting, raising and other underground work, assaying and metallurgical testing, pilot plant test work, environmental studies, submissions to government agencies with respect to permits, moneys expended in acquiring or constructing surface rights, facilities and in developing ~~and mining~~ the Property and all field costs incurred by employees and consultants with respect to the Property. For greater certainty and without limitation, Expenditures shall also include a 6% charge by the Operator for administrative overhead and corporate technical and business support.

"Feasibility Study Procurement Expenses Commitment" shall have the meaning ascribed thereto in section 10.

"Hazardous Substance" shall mean any hazardous substance or pollutant, contaminant, toxic or dangerous waste, substance or material, as defined or regulated by any applicable law, regulation or governmental authority from time to time.

"Joint Venture" shall mean the joint venture to be constituted by the Parties at such time as Minera Cardel shall exercise the Option as provided in this Agreement.

"Letter Agreement" has the meaning ascribed thereto in the preambles to this Agreement.

"Losses" shall mean actual losses, liabilities, damages, injuries, costs or expenses.

"Minera Cardel" shall mean Minera Cardel S.A. de C.V.

"Minera Gavilan" shall mean Minera Gavilan S.A. de C.V.

"Operator" shall mean the Party that is acting as operator of the Property from time to time in accordance with the terms and conditions of this Agreement.

"Option" shall have the meaning set forth in the preambles to this Agreement.

"Option Period" shall mean the period during which the Option is in full force and effect as provided herein.

"Parties" shall mean collectively the parties hereto.

"Party" shall mean any of the Parties.

"Person" shall mean any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted.

"Property" shall have the meaning set forth in the preambles to this Agreement.

"Remaining Party" shall have the meaning set forth in section 3.2.

"Termination Notice" shall have the meaning set forth in section 11.2.

"Transfer" when used as a verb, shall mean to sell, grant, assign, encumber, pledge or otherwise commit or dispose of, directly or indirectly, including through mergers, consolidations or asset purchases. When used as noun, **"Transfer"** shall mean a sale, grant, assignment, pledge or disposal or the commitment to

do any of the foregoing, directly or indirectly, including through mergers, consolidations or asset purchases.

2. SCHEDULES, GENDER AND U.S. DOLLARS

2.1 **Schedules**. The following are the schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule "A" - Description of the Property
Schedule "B" - Existing Encumbrances
Schedule "C" - Existing Obligations

2.2 **Gender and Extended Meanings**. In this Agreement all words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case shall require and the verb shall be construed as agreeing with the required word and pronoun. In this Agreement words importing the singular number include the plural and vice versa.

2.3 **U.S. Dollars**. All dollar amounts or "$" referred to in this Agreement are in United States funds.

2.4 **Business Days**. All references in this Agreement to business days are to days excluding Saturdays, Sundays and banking holidays in Vancouver, British Columbia.

2.5 **Period of Time**. When calculating the period of time within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is a non-business day, the period in question shall end on the next business day.

2.6 **Section Headings**. The section and other headings contained in this Agreement or in the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

3. REPRESENTATIONS AND WARRANTIES

3.1 **Representation and Warranties of the Parties**. Each of the Parties hereby represents and warrants to the other Party as follows (for the purposes of this section 3.1 CGH and Minera Cardel shall be one Party and Almaden and Minera Gavilan shall be another Party) and acknowledges that the other Party is relying on such representations and warranties in entering into this Agreement and acknowledges and agrees that such representations and warranties shall be true and correct as of the Effective Date with the same force and effect as if made on and as of such date:

(a) **Due Incorporation.** It is a company duly incorporated under the laws of the jurisdiction of its incorporation and it is duly organized and validly

subsisting under such laws and is duly licensed and qualified as necessary to carry on its business as currently conducted or as proposed to be conducted.

(b) **Corporate Power**. It has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder.

(c) **Corporate Approvals.** It has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with or result in a breach of any covenants or agreements contained in or constitute a default under or result in the creation of any Encumbrance under the provisions of its constating documents or any shareholders' or directors' resolution or any indenture, agreement or other Instrument whatsoever to which it is a party or by which it is bound and does not contravene any applicable laws.

(d) **Due Execution and Delivery.** This Agreement has been duly executed and delivered by it and is valid, binding and enforceable against it in accordance with its terms.

(e) **No Acts of Bankruptcy.** It has not committed an act of bankruptcy, is not insolvent, has not proposed a compromising arrangement to its creditors generally, has not had any petition for a receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceedings with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed of any part of its assets, has not had any encumbrancer take possession of any of its property and has not had any execution or distress become enforceable or become levied upon any of its property.

3.2 **Representations and Warranties of Almaden and Minera Gavilan**. Almaden and Minera Gavilan hereby jointly and severally represent and warrant to Minera Cardel as follows and acknowledge that Minera Cardel is relying on such representations and warranties in entering into this Agreement and acknowledge and agrees that such representations and warranties shall be true and correct as of the Effective Date with the same force and effect as if made on and as of such date:

(a) **Third Party Consents.** No consent, approval, authorization, order, registration, notification or qualification of or with any court, government agency, stock exchange or other regulatory authority is required for the grant of the Option by Minera Gavilan, the exercise of the Option by

Minera Cardel or the execution and delivery of the joint venture agreement as contemplated herein.

(b) **No Default**. Minera Gavilan is not in default under the terms of any license or any material contract, lease or agreement or other indenture relating to the Property to which it is a party or by which it is bound, and to Minera Gavilan's knowledge, there exists no state of facts which, after notice or lapse of time or both, would constitute such a default.

(c) **No Violations**. Minera Gavilan has not received any notice from any government agency alleging that Minera Gavilan or any of its predecessors in interest in respect of the Property has violated or is violating any environmental law or regulation to which the Property is subject.

(d) **No Contracts**. Except for this Agreement neither Almaden nor Minera Gavilan has any material contractual commitments or obligations that affect the interest of Minera Gavilan in the Property except those pertaining to the Existing Encumbrances.

(e) **Interest in the Property**. Minera Gavilan is the beneficial owner of a 100% undivided interest in the Property, free and clear of any and all Encumbrances, subject to the Existing Encumbrances.

(f) **Adverse Interests**. Save and except for the Existing Encumbrances, there are no other agreements, adverse interests or options to acquire or purchase the Property or any portion thereof. No Person has any proprietary or possessory interest in the Property, subject only to the Existing Encumbrances. Save and except for the Existing Encumbrances, no Person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed or produced from the Property.

(g) **Compliance with Laws.** Minera Gavilan has fully complied with all national, local and regional laws, rules, assessment work and filing requirements with respect to the Property, including without limitation, to the best of the knowledge of Minera Gavilan, applicable Environmental Laws and Minera Gavilan has not received notice of any breach, violation or default with respect to the Property with the exception of the obligation to plant mangrove trees outlined in Schedule "C". All of the rights and titles relating to the Property have been validly recorded in accordance with the laws of Mexico. To the best of the knowledge of Minera Gavilan, conditions on and relating to the Property are in compliance with all applicable national, local and regional laws, regulations, decrees and orders, including without limitation, Environmental Laws.

(h) **Property in Good Standing**. The mining claims forming part of the Property are in good standing and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default with respect to the Property.

(i) **Hazardous Substances.** No Hazardous Substance has been placed, held, located, used or disposed of, on, under or at the Property by Minera Gavilan or its Agents. No claim has ever been asserted and there are no present circumstances known to Minera Gavilan which could reasonably form the basis for the assertion of any claim against Minera Gavilan for Losses of any kind as a direct or indirect result of the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release from the Property of any Hazardous Substance.

(j) **Work Orders.** There are no outstanding work orders or actions required or reasonably anticipated to be required to be taken in respect of the rehabilitation or restoration of the Property or relating to environmental matters in respect of the Property or any operations thereon, nor has Almaden or Minera Gavilan received notice of same except for the matter outlined in Schedule "C".

(k) **Mining Practices**. To the best of the knowledge of Almaden and Minera Gavilan, the prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of Minera Gavilan in respect of the Property have been carried on or conducted in a sound and workmanlike manner and in compliance with sound geological, geochemical and geophysical exploration and mining, engineering and metallurgical practices. All such work, processes, undertaking and other operations are in compliance with all national, local and regional laws, by-laws, ordinances, permits, rules, regulations and orders or decisions rendered by any governmental or quasi-governmental ministry, department or administrative or regulatory agency.

(l) **Litigation.** There is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or, to the knowledge of Almaden and Minera Gavilan, threatened against or involving the Property or which questions or challenges the validity of this Agreement, or any action taken or to be taken by Almaden or Minera Gavilan pursuant to this Agreement or any other agreement or instrument to be executed and delivered by Almaden or Minera Gavilan or in connection with the transactions contemplated hereby and neither Almaden nor Minera Gavilan knows or has any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim, action of any nature or investigation. Neither Almaden nor Minera Gavilan is subject to any judgment, order or decree entered in

any lawsuit or proceeding which has had or may be expected to have an adverse effect on the Property.

(m) **No Condemnation**. Minera Gavilan has not received notice of the existence of condemnation, expropriation or similar proceedings affecting the Property.

(n) **Buildings and Fixtures**. All of the buildings, fixtures and improvements located on the Property or comprising the Property are in good condition and repair, ordinary wear and tear excepted and are usable in the ordinary course of business.

(o) **All Material Information.** Almaden and Minera Gavilan have made available to Minera Cardel all technical data in their possession or under their control relating to the Property and during the Option Period shall continue to make available to Minera Cardel all technical information in their possession or under their control relating to the Property.

(p) **Accredited Investor**. Almaden is an "accredited investor" within the meaning of National Instrument No. 45-106 of the Canadian Securities Administrators.

3.4 **Representations and Warranties as Conditions**. Each Party hereby represents and warrants to the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement and acknowledges and agrees that such representations and warranties shall be true and correct as of the Effective Date with the same force and effect as if made on and as of such date:

(a) **Condition.** Each Party acknowledges and agrees that the other Parties are entering into this Agreement relying upon the representations and warranties made by it herein and the correctness of each such representation and warranty is a condition upon which such other Parties are relying upon in entering into this Agreement, each of which conditions may be waived in whole or in part solely by such other Parties in writing and all such representations and warranties shall survive the execution, delivery and termination of this Agreement and the completion of the transactions contemplated hereby notwithstanding any independent investigations any Party may make.

(b) **Indemnification.** Each Party agrees to indemnify and hold harmless the other Parties from all Losses actually incurred by such other Parties in connection with a breach of any representation or warranty made by it and contained herein.

4. GRANT OF OPTION

4.1 **Grant**. In consideration of the covenants and agreements of Minera Cardel set forth herein, Minera Gavilan does hereby give and grant to Minera Cardel, the sole, immediate, exclusive and irrevocable option to acquire a 70% undivided interest in the Property, free and clear of any and all Encumbrances, save and except for the Existing Encumbrances, by satisfying within the time limits therefor, those obligations set forth in Article 5. The Option shall commence on the Effective Date and shall terminate on May 31, 2013.

5. OPTION PAYMENTS

5.1 **Funding of Expenditures**. To maintain the Option in full force, Minera Cardel shall fund Expenditures with respect to the Property aggregating US$12.0 million in accordance with the following schedule:

(a)	between the Effective Date to and including May 31, 2008	US$1.5 million
(b)	between May 31, 2008 to and including May 31, 2009	US$1.5 million
(c)	between May 31, 2009 to and including May 31, 2010	US$2.0 million
(d)	between May 31, 2010 to and including May 31, 2011	US$2.0 million
(e)	between May 31, 2011 to and including May 31, 2012	US$2.5 million
(f)	between May 31, 2012 to and including May 31, 2013	US$2.5 million

provided however that Expenditures actually incurred by Minera Cardel on or with respect to the Property exceeding the Expenditures required from time to time to maintain the Option in good standing in any period (the "Excess Expenditures") shall be carried forward and credited to future Expenditure requirements in subsequent periods. Notwithstanding the schedule for Expenditures set out in this section 5.1, if it so elects, Minera Cardel may incur the total Expenditures at any time prior to the date herein specified, in which case section 6.1 shall be operative. The Expenditures set forth in section 5.1(a) above shall be a firm commitment of Minera Cardel. As part of such Expenditures in section 5.1(a), Minera Cardel shall reimburse Minera Gavilan for direct expenditures (which for greater certainty and without limitation shall not include acquisition costs) that have been made by Minera Gavilan in respect of the Property during 2007.

5.2 **Assurances Regarding Expenditures**. Notwithstanding anything herein contained and in addition to any other rights Minera Cardel may have under the circumstances, in the event exploration and development work intended to be conducted on or for the benefit of the Property is mistakenly conducted outside the boundaries of the Property as a consequence of it being subsequently discovered or determined by survey or otherwise that the Property boundaries are not located where the Parties understood them to be on the date of this Agreement, such exploration and development work shall constitute Expenditures hereunder and Minera Cardel shall suffer no forfeiture with respect to any interest earned or to be earned hereunder.

5.3 **Certificate Regarding Expenditures and Report.** Within 30 days of the end of each 12 month period during the Option Period, Minera Cardel shall deliver to Minera Gavilan a certificate stating the amount of Expenditures incurred. The certificate of Minera Cardel shall be *prima facie* evidence of such Expenditures having been made. Minera Cardel shall also provide periodic technical reports complying with industry standards for technical reporting (but not being a technical report within the meaning of National Instrument No. 43-101 of the Canadian Securities Administrators), not less frequently than annually, reporting on all the exploration and development work conducted on the Property in the period preceding such report. Should Minera Cardel terminate the Option it is obligated to provide a final report to Minera Gavilan reporting on all work carried out on the Property up to the time of termination and subsequent to the last technical report.

5.4 **Verification of Expenditures.** Upon receipt of the certificates from Minera Cardel referenced in section 5.3 hereof Minera Gavilan shall have the right to verify the Expenditures, at its own sole cost and expense and upon request in writing, Minera Cardel shall provide to Minera Gavilan with 30 days of receipt of such request sufficient detail of the Expenditures to permit such verification.

5.5 **Share Issuance**. On the Effective Date, CGH shall issue to Almaden 1.0 million common shares in its capital from treasury. These common shares shall be subject to a hold period of four months plus one day.

5.6 **Cash Payment**. On the Effective Date, Minera CGH shall pay to Minera Gavilan the sum of US$500,000 plus the applicable Mexican Value Added Tax (IVA).

6. EXERCISE OF OPTION

6.1 **Option Exercise**. If Minera Cardel has funded and/or incurred Expenditures aggregating US$12.0 million in accordance with section 5.1 and there has been compliance with the provisions of sections 5.5 and 5.6, Minera Cardel shall have duly exercised the Option as at such date and shall have earned a 70% undivided interest in the Property, free and clear of all Encumbrances, save and except for the Existing Encumbrances. Minera Cardel and Minera Gavilan shall execute and deliver the joint venture agreement as provided in section 10.1.

6.2 **No Partial Interest**. If Minera Cardel fails to exercise the Option within the time period provided in subsection 5.1, Minera Cardel shall not be entitled to a partial interest in the Property of any nature.

7. TRANSFER OF DATA AND PROPERTY

7.1 **Data**. Almaden and Minera Gavilan do hereby jointly and severally agree to forthwith make available to Minera Cardel photocopies or electronic copies of all maps, reports, results of surveys and drilling and any other reports of information Almaden and Minera Gavilan may have prepared or may have caused to be prepared or may have in their possession or under their control with respect to the Property and Minera Cardel may make copies of such documents as they may be reasonably require, at Minera Cardel's expense.

7.2 **Title to Property**. During the Option Period, title to the Property shall remain in the name of Minera Gavilan.

8. OPERATOR OF THE PROPERTY

8.1 **Appointment of Operator**. As of the Effective Date, Minera Cardel shall act as Operator of the Property during the Option Period. The Operator and/or its Affiliates shall be responsible at their sole discretion for carrying out and administering exploration, development and mining work on the Property. The Operator and/or its Affiliates shall have the sole, exclusive and immediate right to enter upon, explore and develop and mine the Property and to have quiet and exclusive possession of the Property with sole power and authority to the Operator and/or its Affiliates and its Agents to sample, extract, drill, prospect, explore and develop the Property in such manner as the Operator and/or its Affiliates in their sole discretion may determine, including without limitation, the right to erect, bring and install thereon all buildings, machinery, equipment and supplies as the Operator and/or its Affiliates shall deem necessary and proper and to remove therefrom reasonable quantities of ores, minerals or metals for assay and testing purposes.

8.2 **Delivery of Annual Programs and Budgets**. During the Option Period, not less than 90 days after each anniversary of the Effective Date, Minera Cardel shall deliver to Minera Gavilan a written program and budget outlining generally any and all research, prospecting, exploration and development proposed to be carried out during the next 12-month period on the Property and the estimated Expenditures.

8.3 **Maintenance of Property**. During the Option Period, Minera Cardel and/or its Affiliates shall do, record and/or pay annually or in advance, assessment work for the Property and shall pay such taxes, fees and rents as may be required to keep the Property in good standing. Minera Gavilan shall co-operate with Minera Cardel and/or its Affiliates as reasonably necessary in facilitating the making of payments and the

provision of information, including without limitation, the forwarding of all notices received by Minera Gavilan with respect to assessment work, taxes, fees and rents.

8.4 **Option Regarding Commercial Production**. The Operator shall be under no obligation whatsoever to place the Property into commercial production and if the Property is placed into commercial production, the Operator and/or its Affiliates shall have the right at any time to curtail or suspend such commercial production as the Operator and/or its Affiliates in their absolute discretion deem advisable.

8.5 **No Further Obligations**. Nothing herein contained nor any act done nor payment made hereunder shall obligate Minera Cardel to do any further or other act or acts or to make any payment or payments and in no event shall this Agreement or any act done or payment made be construed as an obligation of Minera Cardel to do or perform anything on or with respect to the Property.

8.6 **Access to Property**. During the Option Period, upon the written request of the Party that is not then the Operator, the Operator or its Affiliates shall provide the Party that is not then the Operator with access to the Property at a convenient time and day for the Operator in order to observe the conduct of operations or to view drill cores and samples. Such access shall be at the sole cost and expense of the Party that is not then the Operator and must not obstruct or interfere with the operation or activities conducted by the Operator and/or its Affiliates.

8.7 **Standard of Care**. The prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of the Operator and/or its Affiliates in respect of the Property shall be carried on or conducted in a sound and workmanlike manner and in compliance with sound geological and geophysical exploration and mining engineering and metallurgical practices. All such work, processes, undertaking and other operations shall be in compliance with all Mexican national, local and regional laws, by-laws, ordinances, permits, rules, regulations and orders or decisions rendered by any Mexican governmental or quasi-governmental ministry, department or administrative or regulatory agency.

8.8 **Indemnification**. The Operator hereby covenants and agrees to indemnify and hold harmless the Party that is not then the Operator (for the purposes of this section, Almaden and Minera Gavilan shall be treated as one Party) from and against any and all Losses actually incurred by such Party in connection with any breach of laws, accidents, labour law violations or any other claims or actions arising out of the prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of the Operator and/or its Affiliates in respect of the Property during the Option Period. This indemnity shall survive the termination of this Agreement.

9. AREA OF INTEREST

9.1 **Area of Interest**. During the Option Period if any of CGH, Almaden, Minera Cardel or Minera Gavilan or their respective affiliates shall acquire an interest in any

property that is within a two-kilometre radius of the exterior boundaries of the Property, effective as at and from the acquisition of such an interest, the property shall be deemed to form a part of the Property for the purposes of this Agreement.

10. JOINT VENTURE AGREEMENT

10.1 **Formation of Joint Venture**. Upon the exercise of the Option by Minera Cardel as provided in section 6.1, Minera Cardel and Minera Gavilan shall share all future costs, expenses and revenues in respect of the Property under a Joint Venture, save and except as hereinafter provided, with Minera Cardel having an initial 70% undivided participating interest and Minera Gavilan having an initial 30% undivided participating interest. The terms and documentation evidencing formation of the Joint Venture shall be in keeping with the spirit and intent of Rocky Mountain Mineral Law Foundation Form No. 5A (unless otherwise provided to the contrary herein) and shall include the following:

- Minera Cardel shall act as Operator of the Property;
- Minera Cardel shall be solely responsible for and shall fund all costs required for the completion of a Bankable Feasibility Study in respect of the Property (the "**Feasibility Study Procurement Expenses Commitment**");
- There shall be *pro rata* sharing of all costs and expenses and revenues relating to the Property from and after the fulfillment by Minera Cardel of the Feasibility Study Procurement Expenses Commitment (being after such time as a Bankable Feasibility Study has been delivered by Minera Cardel);
- From and after such time any such Bankable Feasibility Study has been delivered by Minera Cardel, Minera Cardel and Minera Gavilan shall each fund their *pro rata* share of all costs and expenses required in connection with development programs and budgets and all other programs and budgets in connection with mining operations;
- Minera Cardel shall use its best efforts to obtain project financing to fund development in which project financing Minera Gavilan shall be entitled to participate on the same terms as are available to Mineral Cardel. In the event that Minera Gavilan shall be unwilling to either participate in the project financing obtained by Minera Cardel or to arrange its own financing to provide its pro rata share of expenditures after Mineral Cardel has fulfilled the Feasibility Study Procurement Expenses Commitment, its 30% interest in the Property and the Joint Venture shall revert to a 2% net smelter return royalty;
- Minera Cardel shall be entitled to receive on a preferential basis, out of the proceeds of production, all of its expenditures incurred to exercise the

Option and to fulfill the Feasibility Study Procurement Expenses Commitment;

- Management of the Joint Venture by a management committee, which shall make decisions by majority vote, with each Party having a vote equal to its participating interest;

- Appointment of Minera Cardel as the Operator of the Property with responsibility to conduct all operations in a good, workmanlike and efficient manner in accordance with sound mining practice, industry standards and applicable laws with the right of the Operator to charge the fees included in Expenditures; and

- Other terms normally in mineral industry joint venture agreements including provision for binding arbitration to settle disputes, in accordance with the provisions of Article 15 hereof.

The Parties hereby covenant and agree to execute and deliver the joint venture agreement as soon as possible, acting in good faith and in any case within 90 days following the Option exercise date.

11. TERMINATION OF OPTION

11.1 **Termination of Option by Minera Cardel**. Minera Cardel shall have the right to terminate the Option at any time and thereafter, Minera Cardel shall have no further or other obligations under this Agreement, save and except as provided in sections 11.3, 11.4 and 11.5.

11.2 **Termination of Option by Minera Gavilan**. Minera Gavilan shall have the right to terminate the Option as a result of a breach of section 5.1, on prior written notice to Minera Cardel (the "**Termination Notice**"), if within 90 days after receipt of the Termination Notice, Minera Cardel shall fail to incur any of the Expenditures contemplated by this Agreement and required to be expended at the time of such Termination Notice to maintain the Option in good standing.

11.3 **Taxes**. Upon termination of the Option, Minera Cardel shall ensure that all taxes and government levies in respect of the Property have been paid to the date not less than 90 days after termination.

11.4 **Delivery of Data.** Upon termination of the Option, Minera Cardel shall deliver all maps, reports, results of surveys and drilling and all other reports of information provided to Minera Cardel by Minera Gavilan, to Minera Gavilan, as well as copies of any assay plans, diamond drill records, information, maps and other pertinent exploration reports produced by Minera Cardel and/or its Affiliates and/or its Agents regarding the Property.

11.5 **Removal of Buildings**. Upon termination of the Option, all buildings, plant, equipment, machinery, tools, appliances and supplies which may have been brought upon the Property by or on behalf of Minera Cardel as Operator shall be removed by Minera Cardel and/or its Affiliates at any time not later than 12 months after termination unless arrangements on terms satisfactory to Minera Gavilan are made between Minera Gavilan and Minera Cardel and if not so removed, such buildings, plant, equipment, machinery, tools, appliances and supplies shall become the property of Minera Gavilan.

12. ENVIRONMENTAL MATTERS

12.1 **Environmental Laws**. During the Option Period, the Operator and its Affiliates shall at all times occupy, manage and use the Property in full compliance with all Environmental Laws.

13. TRANSFER - GENERAL

13.1 **Transfer - Affiliates.** During the Option Period, each Party shall be entitled to Transfer all (but not less than all) of its interest in the Property and this Agreement to an Affiliate upon 15 days' prior written notice to the other Party. If such Affiliate ceases to be an Affiliate of the Party during the Option Period, such interest must be forthwith re-Transferred to such Party.

14. FORCE MAJEURE - GENERAL

14.1 **Force Majeure**. Time shall be of the essence of this Agreement, provided however that notwithstanding anything to the contrary contained herein, if a Party should at any time or times during the currency of this Agreement be delayed in or prevented from complying with this Agreement by reason of wars, acts of God, strike, lockouts or other industrial disputes, inability to access its place of business, acts of the public enemy, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities including environmental protection agencies, unavailability of equipment or qualified personnel, delays of transportation, breakdown of machinery, interference of persons primarily concerned about environmental issues or native rights pressure groups or other causes whether of the kind enumerated above or otherwise which are not reasonably within the control of the applicable Party, excluding for greater certainty and without limitation, unavailability of funds, the period of all such delays resulting from such causes or any of them, shall be excluded in computing the time within which anything required or permitted by the applicable Party to be done, is to be done hereunder, it being understood that the time within which anything is to be done hereunder shall be extended by the total period of all such delays. Nothing contained in this Article shall require the applicable Party to settle any industrial dispute or to test the constitutionality of any enacted law. For the purposes of this section CGH and Minera Cardel shall be one Party and Almaden and Minera Gavilan shall be another Party.

15. ARBITRATION

15.1 **Binding Arbitration.** The Parties agree that except as otherwise specifically provided in this Agreement or expressly otherwise agreed to by the Parties, all disputes arising in connection with this Agreement shall be finally settled by binding arbitration in accordance with the provisions of the *Arbitration Act* of British Columbia. Such arbitration may be initiated by a Party by giving written notice to the other Party and, failing agreement by the Parties on a suitable arbitrator within 30 calendar days after receipt of such notice, the arbitrator shall be named as provided for in the *Arbitration Act*. The arbitrator so appointed shall sit at Vancouver, British Columbia, unless there is agreement of the Parties otherwise and the arbitrator shall dispose of such dispute in such manner as the arbitrator, in his discretion, shall determine, but in so doing he shall be required to receive the submissions of the Parties. The decision of the arbitrator shall be rendered in writing with all reasonable speed and shall be final and binding upon the Parties and shall not be subject to appeal.

15.2 **Costs of the Arbitration**. Unless the Parties agree otherwise, the arbitrator shall determine which portion of the costs and expenses incurred in any such proceeding shall be borne by each Party participating in such arbitration.

16. RELATIONSHIP AND OTHER OPPORTUNITIES - GENERAL

16.1 **Relationship of Parties**. Save and except as provided in this Agreement, the rights, privileges, duties, obligations and liabilities, as between the Parties, shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or subject as herein specifically provided, a trust of any kind or as imposing upon either of the Parties any partnership duty, obligation or liability save and except as specifically provided herein. No Party is liable for the acts, covenants and agreements of any other Party, except as herein specifically provided.

16.2 **Other Opportunities**. Save and except as provided in this Agreement, each of the Parties shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort whatsoever whether or not competitive with the endeavours contemplated herein without consulting the other Party or inviting or allowing the other Party to participate therein. Save and except as provided in this Agreement, no Party shall be under any fiduciary or other duty to the other Parties which shall prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of endeavours contemplated by this Agreement. The legal doctrine of "**corporate opportunity**" sometimes applied to persons engaged in a joint venture or having fiduciary status shall not apply in the case of a Party.

17. CONFIDENTIALITY

17.1 **Confidentiality**. No disclosure or announcement, public or otherwise, in respect of this Agreement or the transaction herein contained shall be made by any Party without the prior written consent of the other Parties as to timing and content, provided that the obligations herein will not prevent any Party from making, after consultation with the other Parties, such disclosure as its counsel may advise is required by applicable law or the rules and policies of any securities regulatory authority or stock exchange having jurisdiction or potential jurisdiction.

18. NOTICE - GENERAL

18.1 **Notices**. All notices, requests, demands or other communications which by the terms hereof are permitted to be given by a Party to the other Parties shall be given in writing by personal delivery or fax, addressed to such other Parties or delivered to such other Party as follows:

(i) to CGH and Minera Cardel at:

2101 - 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Attention: Richard J. Bailes
Fax No.: (604) 689-4250

and to:

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100 40 King Street West
Toronto, Ontario M5H 3C2

Attention: John H. Craig
Fax No.: (416) 360-8877

(ii) to Almaden and Minera Gavilan at:

1103 – 750 West Pender Street
Vancouver, British Columbia V6C 2T8

Attention: Morgan Poliquin
Fax No.: (604) 689-7645

and a copy to:

William J. Worrall, Q.C., Law Corporation
1550-1185 West Georgia Street
Vancouver, B.C. V6E 4E6

Attention: William J. Worrall,Q.C.
Fax: (604) 689-7030

or at such other addresses and to such other Person that may be given by any of them to the others in writing from time to time on 10 days' prior written notice and such notices, requests, demands or other communications shall be deemed to have been received when delivered.

19. MISCELLANEOUS - GENERAL

19.1 **Acts in Good Faith**. The Parties shall at all times during the currency of this Agreement and after the termination of the Option, act in good faith with respect to the other Parties and shall do or cause to be done all things within their respective powers which may be necessary or desirable to give full effect to the provisions hereof.

19.2 **Severability**. Any provision of this Agreement which is invalid or unenforceable shall not effect any other provision and shall be deemed to be severable herefrom.

19.3 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

19.4 **Amendment**. This Agreement may not be amended or modified in any respect except by written instrument signed by the Parties.

19.5 **Entire Agreement**. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and for greater certainty and without limitation, supercedes the provisions of the Letter Agreement. The execution of this Agreement has not been induced by nor do the Parties rely upon or regard as material, any covenants, representations or warranties whatsoever not incorporated herein and made a part hereof.

19.6 **Enurement**. This Agreement shall enure to the benefit of and be binding upon the Parties and each of their successors and permitted assigns, but no other Person.

19.7 **Memorandum of this Agreement**. The Parties hereto agree to execute forthwith upon the written request of the other Party, a Memorandum of this Agreement in a short form for the purpose of recording the same in the records of the appropriate authorities in Mexico so as to give public notice of the existence of this Agreement, if the laws of Mexico so permit.

19.8 **Counterparts**. This Agreement may be executed in several counterparts by original or telefacsimile signature, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same document.

IN WITNESS WHEREOF the Parties have executed these presents as of the Effective Date.

ALMADEN MINERALS LTD.

Per: ______________________

MINERA GAVILAN S.A. de C.V.

Per: ______________________

CANADIAN GOLD HUNTER CORP.

Per: ______________________

MINERA CARDEL S.A. DE C.V.

Per: ______________________

Schedule "A"

The Property

The Mining Concessions that pertain to the Caballo Blanco Property are as follows:

Caballo Blanco, 600.000 Hectares, Title 216694,

Reducion Caballo Blanco II, 504.8125 Hectares, Title 224414,

Caballo Blanco III, 1,145.000 Hectares, Title 218457

Caballo Blanco IV, 1,634,.00 Hectares, Title 218176

Caballo Blanco V, 450.000 Hectares, Title 218955

Reduccion Caballo Blanco VI, 1,014.1711 Hectares, Title 224415

Reyna Negra Fraccion 2, 65.9717 Hectares, Title 221152

Reyna Negra Fraccion 3, 1,061.7484 Hectares, Title 221374

Reduccion Reyna Negra Fraccion 4, 25.1461 Hectares, Title 224416

Caballo Blanco VII, 231.7764 Hectares, Title 223282

Caballo Blanco VIII, 965.8118 Hectares, Title 223360

Caballo Blanco IX, Application in Process

Caballo Blanco X, Application in Process

Schedule "B"

Existing Encumbrances

1. The mining concessions known as Caballo Blanco, Reduccion Caballo Blanco II, Caballo Blanco III, Caballo Blanco IV, Caballo Blanco V and Reduccion Caballo Blanco VI are subject to the following net smelter return royalties:

- 2.5% if up to 1,000 metric tons of ore per day are obtained from the concessions;
- 2% if between 1,001 and 1,500 metric tons of ore per day are obtained from the concessions;
- 1.5% if between 1,501 and 10,000 metric tons of ore per day are obtained from the concessions; and
- 1% if over 10,000 metric tons of ore per day are obtained from the concessions.

2. The mining concessions Reyna Negra Fraccion 2, Reyna Negra Fraccion 3 and Reduccion Reyna Negra Fraccion 4 are subject to the following royalties:

- a 2% net proceeds royalty which shall terminate once US$500,000 has been paid to Lucero Mexico S.A. de C.V. or its successors and assigns

Note that the above matter has been resolved and Minera Gavilan is in process of removing the 2% NPR from these claims.

Schedule "C"

Existing Obligations

In 2004, while the Property was under the operatorship of Comaplex Minerals, who formally held an option on the Property, PROFEPA mandated Minera Gavilan to plant some mangrove trees. Due to an error in communication between PROFEPA and the consultants hired and paid by Minera Gavilan to do the work, the planting was not carried out. After discussions were recently initiated with PROFEPA the matter was unearthed and brought to the attention of Minera Gavilan. PROFEPA has given Minera Gavilan 30 days to plant the mangrove trees and such work has been initiated by consultants recommended by PROFEPA.